Exhibit 99.5

Postmedia Network Reports First Quarter Results

January 10, 2013 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three months ended November 30, 2012.

First Quarter Operating Results
Net earnings in the quarter ended November 30, 2012 were $8.3 million compared to net earnings of $28.3 million in the same period in the prior year. The decrease in net earnings is primarily due to lower revenue partially offset by operating cost reductions and the gain on sale of the Times Colonist in Victoria and British Columbia based community newspaper assets in the same period in the prior year.

Operating income of $26.7 million in the quarter decreased $7.5 million compared to operating income of $34.2 million in the same period in the prior year.

Operating income before depreciation, amortization and restructuring of $49.1 million in the quarter represents a decrease of $5.5 million, relative to the same period in the prior year.

Revenue for the quarter totaled $211.7 million, a decrease of $19.4 million (8.4%) relative to the same period in the prior year. This decrease was primarily due to a decrease in print advertising revenue of $16.6 million (11.1%) with declines occurring in classified, national, retail and insert advertising categories. Print circulation revenue decreased $5.0 million (9.2%) due to declines in circulation volumes. Digital revenue increased $2.2 million (9.7%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization and restructuring decreased $13.9 million (7.9%) relative to the same period in the prior year. Expense reductions occurred in all operating expense categories including compensation, newsprint, distribution and other operating expenses.

Business Transformation Initiatives
As previously announced, the Company is implementing a three-year transformation program that is targeted to result in operating cost savings of 15%-20%. As of November 30, 2012 the Company has implemented initiatives which will result in net annualized cost savings of approximately $42 million.

Redemption of Notes
On October 12, 2012, the Company completed the sale of 1450 Don Mills Road in Don Mills, Ontario for gross proceeds of approximately $24 million. On November 12, 2012, the net proceeds from the sale were used for a mandatory redemption of $23.2 million aggregate principal amount of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”) at par in accordance with the terms and conditions of the First-Lien Notes indenture.

Management Commentary
“We are pleased with the progress of our transformation program and continued cost reductions remain a top priority,” said Paul Godfrey, President and Chief Executive Officer. “Our revenue outlook remains challenging; however, we are confident we can continue to evolve as an industry leader in multi-platform product and audience development and continue to deliver solid results and innovative programs for advertisers and marketers.”

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, statements regarding the implementation and results of the Company’s transformation initiatives, including the realization of anticipated cost savings; competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2012 and  2011. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
For the three months ended November 30, 2012 and 2011
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	2012	2011

Revenues
Print advertising	132,741	149,368
Print circulation	49,276	54,269
Digital	24,813	22,622
Other	4,842	4,831
Total revenues	211,672	231,090
Expenses
Compensation	82,948	87,121
Newsprint	12,108	14,634
Distribution	28,192	32,705
Other operating	39,318	41,983
Operating income before depreciation, amortization and restructuring	49,106	54,647
Depreciation	6,890	6,462
Amortization	10,734	11,021
Restructuring and other items	4,797	2,982
Operating income	26,685	34,182
Interest expense	16,167	16,837
Net financing expense related to employee benefit plans	383	975
Loss on disposal of property and equipment	268	-
(Gain) loss on derivative financial instruments	697	(10,040)
Foreign currency exchange losses	866	12,132
Earnings before income taxes	8,304	14,278
Provision for income taxes	-	-
Net earnings from continuing operations	8,304	14,278
Net earnings from discontinued operations, net of tax of nil	-	14,053
Net earnings attributable to equity holders of the Company	8,304	28,331

Earnings per share from continuing operations
Basic	$0.21	$0.35
Diluted	$0.20	$0.34
Earnings per share from discontinued operations
Basic	$-	$0.35
Diluted	$-	$0.34
Earnings per share attributable to equity holders of the Company
Basic	$0.21	$0.70
Diluted	$0.20	$0.70

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at November 30, 2012	As at August 31, 2012

Assets
Current Assets
Cash	33,233	22,189
Accounts receivable	112,902	90,923
Inventory	3,264	3,829
Prepaid expenses and other assets	9,745	10,258
Total current assets	159,144	127,199
Non-Current Assets
Property and equipment	261,007	267,491
Asset held-for-sale	410	23,139
Derivative financial instruments	23,411	24,108
Other assets	1,345	1,549
Intangible assets	368,084	377,862
Goodwill	223,500	223,500
Total assets	1,036,901	1,044,848

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	81,676	65,268
Provisions	25,890	29,888
Deferred revenue	24,655	25,915
Current portion of derivative financial instruments	2,671	6,069
Current portion of long-term debt	15,103	32,153
Total current liabilities	149,995	159,293
Non-Current Liabilities
Long-term debt	464,330	467,749
Derivative financial instruments	8,061	12,369
Other non-current liabilities	180,069	169,413
Provisions	970	1,588
Deferred income taxes	681	681
Total liabilities	804,106	811,093

Equity
Capital stock	371,132	371,132
Contributed surplus	8,242	7,888
Deficit	(138,538)	(139,357)
Accumulated other comprehensive loss	(8,041)	(5,908)
Total equity	232,795	233,755
Total liabilities and equity	1,036,901	1,044,848

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
For the three months ended November 30, 2012 and 2011
(UNAUDITED)

(In thousands of Canadian dollars)	2012	2011

Cash Generated (Utilized) by:
Operating Activities
Net earnings attributable to equity holders of the Company	8,304	28,331
Items not affecting cash:
Depreciation	6,890	6,625
Amortization	10,734	11,076
(Gain) loss on derivative financial instruments	697	(11,029)
Non-cash interest	1,331	8,688
Loss on disposal of property and equipment	268	-
Non-cash foreign currency exchange losses	824	12,007
Gain on sale of discontinued operations	-	(17,109)
Share-based compensation plans and other long-term incentive plan expense (recovery)	878	(1,250)
Net financing expense relating to employee benefit plans	383	982
Non-cash compensation expense of employee benefit plans	1,909	-
Employee benefit funding in excess of compensation expense	-	(9,440)
Settlement of foreign currency interest rate swap designated as a cash flow hedge	(8,976)	-
Net change in non-cash operating accounts	(10,014)	(18,959)
Cash flows from operating activities	13,228	9,922

Investing Activities
Net proceeds received on the sale of discontinued operations	-	85,890
Net proceeds from the sale of property and equipment and asset held-for-sale	24,691	-
Additions to property and equipment	(2,636)	(1,499)
Additions to intangible assets	(956)	(1,500)
Cash flows from investing activities	21,099	82,891

Financing activities
Repayment of long-term debt	(23,187)	(90,825)
Debt issuance costs	(96)	(37)
Cash flows from financing activities	(23,283)	(90,862)

Net change in cash	11,044	1,951
Cash at beginning of period	22,189	10,483
Cash at end of period	33,233	12,434

Supplemental disclosure of operating cash flows
Interest paid	1,222	5,879
Income taxes paid	-	-